IGENE BIOTECHNOLOGY, INC.
                                             9110 Red Branch Road
                                          Columbia, MD 21045-2024
                                         Phone: (+1) 410-997-2599
                                           Fax: (+1) 410-730-0540
                                                    www.igene.com


September 24, 2008

VIA EDGAR, FACSIMILE AND FEDEX

Max A. Webb
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

                  IGENE Biotechnology, Inc.
       Amendment No. 1 to Preliminary Proxy Statement
                       on Schedule 14A
                  Filed September 24, 2008
                     File No. 000-15888

Dear Mr. Webb:

     This letter on behalf of IGENE Biotechnology, Inc. (the "Company") is in response to your letter to Mr. Edward J. Weisberger, Chief Financial Officer of the Company, dated September 18, 2008. Simultaneously with the submission of this letter, we are filing Amendment No. 1 to the Company's Preliminary Proxy Statement on Schedule 14A for the 2008 Annual Meeting of Stockholders.

     This letter, together with Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A, responds to the comments in your letter dated September 18, 2008. A marked copy of the section of Amendment No. 1 to the Preliminary Proxy Statement titled "Proposal No. 2: Amendment to Articles of Incorporation Increasing Authorized Shares of Common Stock," showing changes to the section from the Preliminary Proxy Statement filed on September 12, 2008, is included with the copy of this letter being delivered to you.

     This letter repeats the comments from your letter of September 18, 2008, together with responses on behalf of the Company.

Proposal No. 2: Amendment to Articles of Incorporation
Increasing Authorized Shares of Common Stock

   1. Please revise your filing to include the information as required by Item 12 of Schedule 14A of the Proxy Rules.
      Alternatively, please advise as to why Item 12 does not apply to your filing.

      Although the Company does not believe that Item 12 of
      Schedule 14A is applicable to the Company's proxy statement because the Company's stockholders are not being asked to approve, nor are they required to approve, the proposed exchange offers relating to the Company's securities, we have added the information required by Item 12 to the section of Amendment No. 1 to the Preliminary Proxy Statement titled "Proposal No. 2: Amendment to Articles of Incorporation Increasing Authorized Shares of Common Stock."

   2. It appears that your filing constitutes a pre-commencement communication which requires the filing of a Schedule TO pursuant to Rule 13e-4(c) of the Exchange Act. Alternatively, please advise as to why your filing is not a pre-commencement communication and the filing of a Schedule TO is not required.

      A Schedule TO-C has been filed simultaneously with Amendment No. 1 to the Preliminary Proxy Statement and covers the pre-commencement communications with respect to the warrant and option exchange offers in the Company's Preliminary Proxy Statement filed on September 18, 2008, and Amendment No. 1 to the Company's Preliminary Proxy Statement filed on September 24, 2008. We do not believe that a Schedule TO-C is required for pre-commencement communications with respect to the Company's exchange offers for debt securities because Rule 13e-4 of the Exchange Act applies only to tender offers of equity securities.

   3. Please disclose the number of authorized shares that will not be used to exchange your outstanding debt and if there are any current plans to issue these authorized shares. If you do not have any current plans to issue these additional authorized shares, please so state in your filing.

      Assuming Proposal No. 2 to increase the authorized shares of the Company's common stock from 750,000,000 to 3,000,000,000 is approved by the Company stockholders at the meeting, and assuming that all notes, debentures, warrants and options eligible to be exchanged in the proposed exchange offers are tendered for shares of common stock, 1,403,748,140 shares of the Company's authorized common stock will remain available for issuance; the Company currently has no plans for these shares. This information has been included in Amendment No. 1 to the Preliminary Proxy Statement in the section titled "Proposal No. 2: Amendment to Articles of Incorporation Increasing Authorized Shares of Common Stock."

     As indicated in your letter dated September 18, 2008, the Company understands that (i) it is responsible for the accuracy and adequacy of the disclosure in its filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We thank the staff very much for its prompt attention to the Company's filing and for its ongoing assistance in processing this filing.

     Any questions concerning this letter or the accompanying Amendment No. 1 to the Company's Preliminary
Filing on Schedule 14A may be directed to the undersigned at
(410) 997-2599.

                             Very truly yours,


                             /S/ EDWARD J. WEISBERGER, CPA
                             _____________________________
                                 EDWARD J. WEISBERGER, CPA
                                 Chief Financial Officer


cc:  Julie Bell (SEC)
     Cecil E. Martin III (McGuireWoods LLP)
     Nova D. Harb (McGuireWoods LLP)